EXHIBIT 99.1

TSX: EQX NYSE-A: EQX

July 14, 2021

To:       British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent Securities (Prince Edward Island)

Securities Registry Northwest Territories

Department of Community Services – Government of Yukon

Department of Justice – Government of Nunavut

Re: Equinox Gold Corp. (“Company”) – Voluntary Filing of Technical Report

The enclosed technical report entitled “NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico”, dated June 30, 2021, with an effective date of December 31, 2020, is being filed by the Company on a voluntary basis as contemplated under section 4.2(12) of Companion Policy 43-101CP to National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The report is being filed as a general up-date by the Company following its acquisition of the Mercedes Mine in April 2021 and is not filed as the result of a requirement of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Equinox Gold Corp.

/s/ Susan Toews

Susan Toews

General Counsel

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 info@equinoxgold.com +1 604.558.0560 www.equinoxgold.com